EDGAR Submission NT-NSAR

                         Securities and Exchange Commission
                              Washington, DC 20549

                                  FORM 12b-25

Commission File Number: 811-07835

NOTIFICATION OF LATE FILING
(Check One):
[  ]Form 10K
[  ]Form 11-K
[  ]Form 20-F
[  ]Form 10-Q
[XX]Form N-SAR

FOR PERIOD ENDED: 12/31/00

Transition Report on Form 10-K  Transition Report on Form 10-Q
Transition Report on Form 20-F  Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.
Please print or type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I
Registrant Information

Full Name of Registrant:
 Phoenix Life and Annuity Variable Universal Life Account

Former Name if applicable:

Address of principal executive office: One American Row

City, state and zip code: Hartford, CT 06115


PART II
Rule 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed. (Check box if appropriate.)
                               [ X ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

THE REGISTRANT REQUESTS ADDITIONAL TIME TO FILE FORM NSAR SO THAT IT CAN COMPILE THE NECESSARY INFORMATION TO FILE A COMPLETE AND ACCURATE DOCUMENT.


PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name: TERRY THOMPSON
Telephone: 302/791-1170

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed If the answer is no, identify report(s).

Yes

(3) It is anticipated that any significant change in results of operations from the corresponding period over the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Phoenix Life and Annuity Variable Universal Life Account
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 28, 2001
By: Jacqueline Porter
    Assistant Vice President Fund Control and Tax


Instruction.
 The form may be signed by an executive
officer of the registrant or by another duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.